Quality Resource Technologies, Inc.
                         6002 Rogerdale Road, Suite 500
                               Houston, TX  77072
                              Phone:  713-961-9299
                               Fax:  713-482-0099


VIA EDGAR


December 10, 2010

Mr. Edward M. Kelly
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Quality Resource Technologies, Inc.
     File No. 000-54157
     Application for Withdrawal of Registration Statement

Dear Mr. Kelly:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Quality Resource Technologies, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form 10 (File
No. 000-54157), initially filed on October 13, 2010 (the "Registration Statement").

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement in order to make corrections to the Registration Statement and plans to re-file the Registration Statement on Form 10 as a new document. The Company believes the withdrawal is in the best interests of the Company's stockholders and is consistent with the public interest and protection of investors. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

Should you have any questions concerning the foregoing, please contact the undersigned at (713) 961-9299.

Very truly yours,

/s/ David A. Grossman

David A. Grossman
Chief Executive Officer